UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on March 8, 2016, reporting the results for the three months and the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: March 8, 2015
	By:	/s/Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Reports Fourth Quarter and Full Year Results

TEL AVIV, Israel and PLANO, Texas, March 8th, 2016 (GLOBE NEWSWIRE) -- Top Image Systems, Ltd. (NASDAQ:TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2015.

•	Announced signing strategic global partnership with Xerox to substantially expand channel sales;

•	Revenues for FY2015 totaled $33.8 million, or $37.3 million in constant currencies, compared to $35.9 million or $36.6 million in constant currencies in the previous financial year;

•	Fourth quarter non-GAAP and one-time expenses of $3.3 million and FY2015 non-GAAP and one-time expenses of $5.4 million;

•	Returned in Q4 to being cash flow positive; put new controls in place to monitor and manage working capital going forward;

•	New management team driving revisions to product portfolio, organizational structure and growth strategy are expected to return Company to revenue growth and profitability;

•	Investments in Financial Process Automation (FPA) solutions to be launched in Q1 2016 are expected to drive high-margin, shorter sales cycle repeatable sales and to build market share in U.S.;

•	Finalizing a plan to increase profitability and operational efficiency and substantially reduce costs.

“2015 was an important year of transition for Top Image Systems,” stated Michael Schrader, CEO. “In response to market changes that impacted results from our core business, we are substantially revising our product portfolio through launching end-to-end on premise, cloud and hybrid FPA solutions. This will drive growth, increase profit margins, reduce service ratios and drive steady repeatable business, including high-visibility SaaS income, especially in the U.S. We expect our augmented investments in product and marketing in 2015 to drive revenue growth and profitability going forward.”

Fourth Quarter 2015 Results

•
Revenues of $6.6 million, compared to $10.0 million in Q4 2014; adjusted for changes in foreign currency exchange rates, revenues would have been approximately $7.1 million in constant currency in the current quarter;

•
Fourth quarter non-GAAP and one-time expenses totaling $3.3 million derived mainly from deferred tax amortization of $1.5 million, purchase price amortization of $0.3  million related to the acquisition of eGistics, and an Accounts Receivable write-off of $1.5 million;

•	Recurring revenues represented 71% of total revenues;

•	Generated $1.3 million in positive cash flow, compared to cash flow break even in Q4 last year;

•
Adjusted EBITDA* loss of $2.5 million  contributed by reduced revenues, AR write-offs of $1.5 million and deferred tax assets amortization of $1.5 million compared to positive adjusted EBITDA of $1.3 million in Q4 2014;

•	Recognized initial revenues from multiyear contract with BNY Mellon Bank for enhanced remittance services, demonstrating viability of our banking process automation operations in the U.S.;

•	Several eFLOW deals for upgrades, eFLOW INVOICE and Digital Mailroom projects brought revenues during transition while TIS develops next generation FPA solutions to launch in 2016.

Full Year 2015 Results:

•	Total revenues for FY 2015 totaled $33.8 million, or $37.3 million in constant currencies, compared to $35.9 million or $36.6 million in constant currencies in the previous financial year ;

•
FY2015 non-GAAP and one-time expenses totaling $5.4 million derived mainly from an impact of $1.0 million due to other financial expenses , deferred tax amortization of $ 1.5 million, purchase price amortization of $1.3  million related to the acquisition of eGistics, and an Accounts Receivable write-off of $1.6 million;

•	Revenues in the Americas in FY2015 totaled $13.6 million, compared to $9.5 million in the previous year, a growth rate of 43%;

•	Formed new Executive Management Team including experienced, talented new hires – CFO Yossi Dagan, CTO Carsten Nelk, CMO Andrew Pery and President TIS Americas Bob Fresneda;

•	Invested in high potential new soon-to-launch FPA products through R&D hires and opening office in Frankfurt;

•
Expanded U.S. activities by opening office in New Orleans, achieving key wins at BNY Mellon, a leading provider in the utilities sector, mortgage provider Titan Lenders and automotive components supplier Mahle.

Going Forward:

•	After quarter end, signed strategic global partnership with Xerox, an example of our program for strong proactive cooperation with partners to expand channel sales;

•
Plans to supplement unpredictable core platform market with Q1 initial launch of end-to-end on premise, cloud and hybrid FPA solutions that leverage existing capture, cloud and mobile capabilities combined with extended processing functionality.  Well-documented industry research shows high demand for these solutions in underserved mid-market.  As these solutions don’t require third party involvement, they are characterized by flexible pricing, shorter sales cycles, repeatable sales, lower costs, faster implementations and earlier revenue recognition;

•	Reinforced digital marketing program to grow lead generation spearheaded by launch of rebranded website.

Fourth Quarter Financial Results

Total revenues for the fourth quarter of 2015 were $6.6 million compared to fourth quarter 2014 revenues of $10.0 million; in constant currency, Q4 2015 revenues were $7.1 million.  Recurring (SaaS and maintenance) revenues for the fourth quarter of 2015 were $4.7 million, compared to $5.4 million in the same period last year.  In constant currencies, Q4 2015 recurring revenues were $5 million.  In Q4, we generated positive cash flow of $1.3 million, thus returning to positive cash flow.  Gross profit for the fourth quarter of 2015 was $2.4 million, compared to gross profit of $6.1 million for the fourth quarter last year.  Gross margin for the fourth quarter of 2015 was 36%, compared to 61% for the fourth quarter last year, mostly due to fixed costs and reduced revenues.  Adjusted EBITDA loss was $2.5 million for the fourth quarter of 2015 compared to Adjusted EBITDA of $1.3 million for the fourth quarter of 2014.  Fourth quarter 2015 GAAP loss per share was $0.34 compared to earnings per share of $0.01 for the fourth quarter of 2014.  Fourth quarter 2015 Non-GAAP* loss per share was $0.13 compared to non-GAAP earnings per share of $0.04 for the fourth quarter of 2014.  GAAP net loss was $6.1 million.  GAAP net loss for the fourth quarter of 2015 derived mainly from deferred tax amortization of $1.5 million, purchase price amortization of $0.3 million related to the acquisition of eGistics and an Accounts Receivable write-off of $1.5 million, altogether representing non-GAAP and one-time expenses of $3.3 million. This compared to net earnings of $200,000 for the fourth quarter of 2014.

Full Year 2015 Year-over-Year Results

Total revenues for FY 2015 totaled $33.8 million, or $37.3 million in constant currencies, compared to $35.9 million or $36.6 million in constant currencies in the previous financial year.  Revenues in the Americas in FY2015 totaled $13.6 million, compared to $9.5 million in the previous year, a growth rate of 43%.  Recurring (SaaS and maintenance) revenues for 2015 were $19.5 million, compared to $15.8 million in the same period last year. In constant currencies, recurring revenues were $20.8 million.  Gross profit for 2015 was $17.7 million, compared to $21.5 million in the same period last year.  Gross margin for 2015 was 52%, compared to 60% last year.  Adjusted EBITDA was a loss of $1.5 million for 2015, compared to an Adjusted EBITDA loss of $0.4 million for 2014.  FY2015 GAAP loss per share was $0.46 compared to loss per share of $0.34 for 2014.  Non-GAAP* loss per share was $00.18 compared to a loss per share of $0.10 for 2014. GAAP loss for FY2015 was $8.3 million compared to a loss of $5.5 million in 2014.  Non-GAAP loss was $3.3, compared to a loss of $1.5 million in FY2014.  GAAP net loss for FY2015 derived mainly from an impact of $1 million due to other financials expenses, deferred tax amortization of $1.5 million, purchase price amortization of $1.3 million related to the acquisition of eGistics and an Accounts Receivable write-off of $1.6 million, altogether representing non-GAAP and one-time expenses of $5.4 million.

Full Year 2016 Expectations

As we are currently finalizing our plan to increase profitability and operational efficiency and reduce costs, any guidance would be preliminary and subject to too much uncertainty.

Conference Call

The Company will host a conference call and webcast today, Tuesday, March 8th at 10 a.m. ET, during which TIS management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number: 1-877-407-0784

US Toll/INTERNATIONAL Dial-in Number: 1-201-689-8560

Israel Toll-Free Dial-in Number: 1-809-406-247

The conference call is scheduled to begin at:

10 a.m. Eastern Time

7 a.m. Pacific Time

5 p.m. Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=118489.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ websitewww.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=117144.

* Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Adjusted EBITDA margin, Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations".

The presentation of these non-GAAP financial measures should be considered as an addition to TIS' GAAP results provided in the attached financial statements for the fourth quarter and year ended December 30, 2015, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS' performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS' management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval andintroduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Shelli Zargary

Director of Corporate Marketing

shelli.zargary@topimagesystems.com

+972 3 767 9114

Investors:

James Carbonara

Regional Vice President, Hayden IR

james@haydenir.com

+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2015	2014
	In thousands
	Audited	Audited

Assets

Current Assets:
Cash and Cash Equivalents	$2,404	$4,386
Restricted Cash	262	132
Trade Receivables, net	9,348	12,034
Other Accounts Receivable and Prepaid Expenses	932	787
Deferred Tax Assets	-	749

Total Current Assets	12,946	18,088

Long-Term Assets:
Severance Pay Funds	1,327	1,235
Restricted Cash	147	366
Non-current Deferred Tax Assets	-	522
Long-term Deposits and Long-term Assets	204	245
Property and Equipment, net	1,444	1,180
Intangible Assets, net	5,058	6,293
Goodwill	19,091	19,377

Total Long-term Assets	27,271	29,218

Total Assets	$40,217	$47,306

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$77	-
Trade Payables	1,541	1,593
Deferred Revenues	2,966	3,573
Deferred Tax Liabilities	-	133
Accrued Expenses and Other Accounts Payable	4,421	3,815

Total Current Liabilities	9,005	9,114

Long-Term Liabilities:

Accrued Severance Pay	$1,533	$1,378
Non-current Deferred Revenues	3,280	2,212
Deferred Tax Liabilities	-	318
Other Long-term Liabilities	407	447

Total Long-term Liabilities	5,220	4,355

Total Liabilities	$14,225	$13,469

Total Parent Shareholders' Equity	$25,967	$33,831
Non-controlling Interest	25	6

Shareholders' Equity	25,992	33,837

Total Liabilities and Shareholders' Equity	$40,217	$47,306

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	In thousands, except per share data
	Audited

Revenues	$6,632	$10,044	$33,791	$35,855

Cost of Revenues	4,257	3,896	16,138	14,322

Gross Profit	2,375	6,148	17,653	21,533

Expenses

Research & Development	1,370	1,406	4,797	4,914
Sales & Marketing	2,550	2,713	10,894	12,967
General & Administrative	3,283	1,356	7,492	6,819
Acquisition Related Costs	-	-	-	1,170
Amortization Costs	168	119	390	239

	7,371	5,594	23,573	26,109

Operating Income	(4,996)	554	(5,920)	(4,576)

Financial Expenses, net	(115)	(164)	(1,145)	(352)

Other Income, net	-	15	4	7

Income (Loss) Before Taxes on Income	(5,111)	405	(7,061)	(4,921)

Tax Expenses	984	204	1,215	552

Net Income (Loss)	(6,095)	201	(8,276)	(5,473)

Net Income Attributable to Noncontrolling Interest	(5)	(1)	(19)	(6)

Net Income (Loss)	$(6,100)	$200	$(8,295)	$(5,479)

Earnings per Share

Basic Earnings (Loss) per Share	$(0.34)	$0.01	$(0.46)	$(0.34)

Weighted Average Number of Shares Used in Computation of Basic Net Income (Loss) per Share	17,915	17,817	17,871	16,072

Diluted Earnings (Loss) per Share	$(0.34)	$0.01	$(0.46)	$(0.34)

Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	17,915	18,170	17,871	16,072

Adjusted EBITDA Results:

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	In thousands, except per share data

Adjusted EBITDA:
Net Income (Loss)	$(6,100)	$200	$(8,295)	$(5,479)
Interest	37	16	107	35
Other Financial Expenses	78	148	1,038	317
Taxes	984	204	1,215	552
Depreciation	176	107	661	277
Amortization	336	381	1,344	763
Stock-based Compensation Expenses	410	200	808	670
Acquisition Related Costs	-	-	(178)	1,170
Post-Merger Integration Costs	-	-	-	303
Legal Costs Related to Lawsuit Settlement	-	-	-	444
Debt Reserve Adjustment	1,492	-	1,566	601
Other	95	-	260	-
Total Adjusted EBITDA	$(2,492)	$1,256	$(1,474)	$(347)

Reconciliation of GAAP to Non-GAAP Results:

Net Income (Loss)	$(6,100)	$200	$(8,295)	$(5,479)
Amortization	336	381	1,344	763
Stock-based Compensation Expenses	410	200	808	670
Acquisition-related Costs	-	-	(178)	1,170
Post-merger Integration Costs	-	-	-	303
Legal Costs Related to Lawsuit Settlement	-	-	-	444
Deferred Tax Assets Amortization	1,472	-	1,472	-
Debt Reserve Adjustment	1,492	-	1,566	601

Non-GAAP Net Income (Loss)	$(2,390)	$781	$(3,283)	$(1,528)

Non-GAAP Net income (loss) used for basic earnings per share	$(2,390)	$781	$(3,283)	$(1,528)
Shares Used in Basic Earnings per Share Calculation	17,915	17,817	17,871	16,072

Non-GAAP Basic Earnings (Loss) per Share	$(0.13)	$0.04	$(0.18)	$(0.10)

Non-GAAP Net Income (Loss) Used for Diluted Earnings per Share	$(2,390)	$781	$(3,283)	$(1,528)
Shares Used in Diluted Earnings per Share Calculation	17,915	18,170	17,871	16,072

Non-GAAP Diluted Earnings (Loss) per Share	$(0.13)	$0.04	$(0.18)	$(0.10)